EXHIBIT 99.2

ANNUAL MEETING OF SHAREHOLDERS OF

MOGO INC.

REPORT OF VOTING RESULTS

VIA SEDAR

June 28, 2022

All Provinces and Territories of Canada

The Toronto Stock Exchange

Re: Mogo Inc. (the "Company") Report of Voting Results

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of the votes at the Company's Annual General Meeting of Shareholders held on June 28, 2022 are as follows:

1.	Election of Directors

The following directors were elected to the board of directors of the Company to hold office until the next annual general meeting of the Company or until their earlier resignation or appointment or election of their successors:

David Feller

Gregory Feller

Michael Wekerle

Christopher Payne

Liam Cheung

Wendy Rudd

Details of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	19,396,211	84.72	3,498,852	15.28
Gregory Feller	19,351,446	84.52	3,543,617	15.48
Michael Wekerle	17,884,811	78.12	5,010,253	21.88
Christopher Payne	21,060,494	91.99	1,834,570	8.01
Liam Cheung	19,255,058	84.10	3,640,005	15.90
Wendy Rudd	21,006,278	91.75	1,888,785	8.25

2.	Re-appointment of Auditor

KPMG LLP were re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors.

Details of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
28,943,621	99.77	66,343	0.23

3.	Approval of Unallocated Options

The Company’s Stock Option Plan and all unallocated options under the Company’s Stock Option Plan were renewed. Details of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
17,472,977	76.32	5,422,086	23.68

DATED June 28, 2022.

MOGO INC.

(signed) “David Feller”

David Feller

Chief Executive Officer

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